Exhibit 12.1

The J. M. Smucker Company

Computation of Ratio of Earnings to Fixed Charges

(in millions of dollars)

	October 31, 2015
	Three Months Ended	Six Months Ended
Earnings before fixed charges:
Income before income taxes	$269.6	$492.4
Total fixed charges	48.7	99.2
Less: capitalized interest	(0.2)	(0.6)

Earnings available for fixed charges	$318.1	$591.0
Fixed charges:
Interest and other debt expense, net of capitalized interest	$43.0	$87.8
Capitalized interest	0.2	0.6
Estimated interest portion of rent expense (A)	5.5	10.8

Total fixed charges	$48.7	$99.2
Ratio of earnings to fixed charges	6.5	6.0

(A)	For purposes of this calculation, management estimates approximately one-third of rent expense is representative of interest expense.